EX (2)(a)(ii)

JOHN HANCOCK ASSET-BASED LENDING FUND

Amendment to Change the Name of the Trust

The undersigned, constituting a majority of the Trustees of John Hancock Asset-Based Lending Fund, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by Section 7.3 of the Agreement and Declaration of Trust of the Trust dated September 27, 2021, as amended (the “Declaration of Trust”), hereby change the name of the Trust to:

John Hancock Marathon Asset-Based Lending Fund

In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 21st day of February 2025.

/s/ Andrew G. Arnott
Andrew G. Arnott

/s/ Grace K. Fey	/s/ Hassell H. McClellan
Grace K. Fey	Hassell H. McClellan

The Agreement and Declaration of Trust of the Trust, dated September 27, 2021, as amended, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust as the case may be.